EXHIBIT 99.2

# Q1

# Supplementary Financial Information

## First Quarter 2013

**BCE Investor Relations**
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

Bell

BCE (1)
Consolidated Operational Data (2)

	Q1	Q1
($ millions of Canadian dollars, except per share amounts) (unaudited)	2013	2012	$ change	% change
Operating revenues	4,919	4,910	9	0.2%
Operating costs (A)	(2,880)	(2,915)	35	1.2%
Post-employment benefit plans service cost	(77)	(66)	(11)	(16.7%)
EBITDA (3)	1,962	1,929	33	1.7%
EBITDA margin (4)	39.9%	39.3%		0.6	pts
Severance, acquisition and other costs	(33)	(19)	(14)	(73.7%)
Depreciation	(675)	(646)	(29)	(4.5%)
Amortization	(163)	(181)	18	9.9%
Finance costs
Interest expense	(221)	(207)	(14)	(6.8%)
Interest on post-employment benefit obligations	(37)	(33)	(4)	(12.1%)
Other income (expense)	80	(21)	101	n.m.
Earnings before income taxes	913	822	91	11.1%
Income taxes	(241)	(191)	(50)	(26.2%)
Net earnings	672	631	41	6.5%
Net earnings attributable to:
Common shareholders	566	531	35	6.6%
Preferred shareholders	33	35	(2)	(5.7%)
Non-controlling interest	73	65	8	12.3%
Net earnings	672	631	41	6.5%
Net earnings per common share - basic	$0.73	$0.69	$0.04	5.8%
Net earnings per common share - diluted	$0.73	$0.69	$0.04	5.8%
Dividends per common share	$0.5825	$0.5425	$0.040	7.4%
Average number of common shares outstanding - basic (millions)	775.7	774.3
Average number of common shares outstanding - diluted (millions)	776.3	774.7
Number of common shares outstanding (millions)	775.9	773.6

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	566	531	35	6.6%
Severance, acquisition and other costs	23	14	9	64.3%
Net gains on investments	(2)	(8)	6	75.0%
Premium on early redemption of debt	12	-	12	n.m.
Adjusted net earnings attributable to common shareholders (3)	599	537	62	11.5%
Impact on net earnings per share	$0.04	$-	$0.04	n.m.

Adjusted EPS (3)	$0.77	$0.69	$0.08	11.6%

(A)	Excludes post-employment benefit plans service cost.
n.m. : not meaningful

BCE Supplementary Financial Information – First Quarter 2013 Page 2

BCE
Consolidated Operational Data - Historical Trend

		Total
($ millions of Canadian dollars, except per share amounts) (unaudited)	Q1 13	2012	Q4 12	Q3 12	Q2 12	Q1 12
Operating revenues	4,919	19,978	5,161	4,982	4,925	4,910
Operating costs (A)	(2,880)	(11,865)	(3,205)	(2,926)	(2,819)	(2,915)
Post-employment benefit plans service cost	(77)	(225)	(60)	(37)	(62)	(66)
EBITDA	1,962	7,888	1,896	2,019	2,044	1,929
EBITDA margin	39.9%	39.5%	36.7%	40.5%	41.5%	39.3%
Severance, acquisition and other costs	(33)	(133)	(69)	(25)	(20)	(19)
Depreciation	(675)	(2,678)	(693)	(673)	(666)	(646)
Amortization	(163)	(714)	(175)	(180)	(178)	(181)
Finance costs
Interest expense	(221)	(865)	(224)	(225)	(209)	(207)
Interest on post-employment benefit obligations	(37)	(131)	(32)	(33)	(33)	(33)
Other income (expense)	80	269	243	(8)	55	(21)
Earnings before income taxes	913	3,636	946	875	993	822
Income taxes	(241)	(760)	(181)	(231)	(157)	(191)
Net earnings	672	2,876	765	644	836	631
Net earnings attributable to:
Common shareholders	566	2,456	666	527	732	531
Preferred shareholders	33	139	34	36	34	35
Non-controlling interest	73	281	65	81	70	65
Net earnings	672	2,876	765	644	836	631
Net earnings per common share - basic	$0.73	$3.17	$0.86	$0.68	$0.94	$0.69
Net earnings per common share - diluted	$0.73	$3.17	$0.86	$0.68	$0.94	$0.69
Dividends per common share	$0.5825	$2.2200	$0.5675	$0.5675	$0.5425	$0.5425
Average number of common shares outstanding - basic (millions)	775.7	774.3	775.0	774.2	773.7	774.3
Average number of common shares outstanding - diluted (millions)	776.3	774.6	775.4	774.8	774.0	774.7
Number of common shares outstanding (millions)	775.9	775.4	775.4	774.6	773.9	773.6

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	566	2,456	666	527	732	531
Severance, acquisition and other costs	23	94	46	19	15	14
Net gains on investments	(2)	(256)	(248)	-	-	(8)
Premium on early redemption of debt	12	-	-	-	-	-
Adjusted net earnings attributable to common shareholders	599	2,294	464	546	747	537
Impact on net earnings per share	$0.04	$(0.21)	$(0.26)	$0.02	$0.03	$-

Adjusted EPS	$0.77	$2.96	$0.60	$0.70	$0.97	$0.69

(A)	Excludes post-employment benefit plans service cost.

BCE Supplementary Financial Information – First Quarter 2013 Page 3

BCE (1)
Segmented Data (2)

	Q1	Q1
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2013	2012	$ change	% change
Revenues
Bell Wireline	2,508	2,579	(71)	(2.8%)
Bell Wireless	1,409	1,326	83	6.3%
Bell Media	513	512	1	0.2%
Inter-segment eliminations	(82)	(83)	1	1.2%
Total Bell	4,348	4,334	14	0.3%
Bell Aliant	684	682	2	0.3%
Inter-segment eliminations	(113)	(106)	(7)	(6.6%)
Total BCE	4,919	4,910	9	0.2%
Operating costs
Bell Wireline	(1,550)	(1,576)	26	1.6%
Bell Wireless	(824)	(802)	(22)	(2.7%)
Bell Media	(415)	(431)	16	3.7%
Inter-segment eliminations	82	83	(1)	(1.2%)
Total Bell	(2,707)	(2,726)	19	0.7%
Bell Aliant	(363)	(361)	(2)	(0.6%)
Inter-segment eliminations	113	106	7	6.6%
Total BCE	(2,957)	(2,981)	24	0.8%
EBITDA
Bell Wireline	958	1,003	(45)	(4.5%)
Margin	38.2%	38.9%		(0.7	) pts
Bell Wireless	585	524	61	11.6%
Margin	41.5%	39.5%		2.0	pts
Bell Media	98	81	17	21.0%
Margin	19.1%	15.8%		3.3	pts
Total Bell	1,641	1,608	33	2.1%
Margin	37.7%	37.1%		0.6	pts
Bell Aliant	321	321	-	0.0%
Margin	46.9%	47.1%		(0.2	) pts
Total BCE	1,962	1,929	33	1.7%
Margin	39.9%	39.3%		0.6	pts
Capital expenditures
Bell Wireline	460	532	72	13.5%
Capital Intensity (5)	18.3%	20.6%		2.3	pts
Bell Wireless	122	136	14	10.3%
Capital Intensity	8.7%	10.3%		1.6	pts
Bell Media	12	12	-	0.0%
Capital Intensity	2.3%	2.3%		0.0	pts
Total Bell	594	680	86	12.6%
Capital Intensity	13.7%	15.7%		2.0	pts
Bell Aliant	128	137	9	6.6%
Capital Intensity	18.7%	20.1%		1.4	pts
Total BCE	722	817	95	11.6%
Capital Intensity	14.7%	16.6%		1.9	pts

BCE Supplementary Financial Information – First Quarter 2013 Page 4

BCE
Segmented Data - Historical Trend

		Total
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 13	2012	Q4 12	Q3 12	Q2 12	Q1 12
Revenues
Bell Wireline	2,508	10,220	2,608	2,505	2,528	2,579
Bell Wireless	1,409	5,586	1,458	1,434	1,368	1,326
Bell Media	513	2,183	591	546	534	512
Inter-segment eliminations	(82)	(344)	(80)	(92)	(89)	(83)
Total Bell	4,348	17,645	4,577	4,393	4,341	4,334
Bell Aliant	684	2,761	694	698	687	682
Inter-segment eliminations	(113)	(428)	(110)	(109)	(103)	(106)
Total BCE	4,919	19,978	5,161	4,982	4,925	4,910
Operating costs
Bell Wireline	(1,550)	(6,300)	(1,677)	(1,527)	(1,520)	(1,576)
Bell Wireless	(824)	(3,471)	(979)	(881)	(809)	(802)
Bell Media	(415)	(1,622)	(419)	(389)	(383)	(431)
Inter-segment eliminations	82	344	80	92	89	83
Total Bell	(2,707)	(11,049)	(2,995)	(2,705)	(2,623)	(2,726)
Bell Aliant	(363)	(1,469)	(380)	(367)	(361)	(361)
Inter-segment eliminations	113	428	110	109	103	106
Total BCE	(2,957)	(12,090)	(3,265)	(2,963)	(2,881)	(2,981)
EBITDA
Bell Wireline	958	3,920	931	978	1,008	1,003
Margin	38.2%	38.4%	35.7%	39.0%	39.9%	38.9%
Bell Wireless	585	2,115	479	553	559	524
Margin	41.5%	37.9%	32.9%	38.6%	40.9%	39.5%
Bell Media	98	561	172	157	151	81
Margin	19.1%	25.7%	29.1%	28.8%	28.3%	15.8%
Total Bell	1,641	6,596	1,582	1,688	1,718	1,608
Margin	37.7%	37.4%	34.6%	38.4%	39.6%	37.1%
Bell Aliant	321	1,292	314	331	326	321
Margin	46.9%	46.8%	45.2%	47.4%	47.5%	47.1%
Total BCE	1,962	7,888	1,896	2,019	2,044	1,929
Margin	39.9%	39.5%	36.7%	40.5%	41.5%	39.3%
Capital expenditures
Bell Wireline	460	2,193	561	514	586	532
Capital Intensity	18.3%	21.5%	21.5%	20.5%	23.2%	20.6%
Bell Wireless	122	637	177	152	172	136
Capital Intensity	8.7%	11.4%	12.1%	10.6%	12.6%	10.3%
Bell Media	12	93	41	22	18	12
Capital Intensity	2.3%	4.3%	6.9%	4.0%	3.4%	2.3%
Total Bell	594	2,923	779	688	776	680
Capital Intensity	13.7%	16.6%	17.0%	15.7%	17.9%	15.7%
Bell Aliant	128	592	135	144	176	137
Capital Intensity	18.7%	21.4%	19.5%	20.6%	25.6%	20.1%
Total BCE	722	3,515	914	832	952	817
Capital Intensity	14.7%	17.6%	17.7%	16.7%	19.3%	16.6%

BCE Supplementary Financial Information – First Quarter 2013 Page 5

Bell Wireline (1) (2)

	Q1	Q1
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2013	2012	% change
Bell Wireline
Local & access (A)	646	693	(6.8%)
Long distance	184	212	(13.2%)
Data (A)	1,433	1,422	0.8%
Equipment & other (A)	164	172	(4.7%)
Total external revenues	2,427	2,499	(2.9%)
Inter-segment revenues	81	80	1.3%
Total Bell Wireline operating revenues	2,508	2,579	(2.8%)
Operating costs	(1,550)	(1,576)	1.6%
EBITDA	958	1,003	(4.5%)
EBITDA Margin	38.2%	38.9%	(0.7	) pts
Capital expenditures	460	532	13.5%
Capital Intensity	18.3%	20.6%	2.3	pts
Local
Network access services (NAS)
Residential	2,856,757	3,205,002	(10.9%)
Business	2,679,736	2,800,124	(4.3%)
Total	5,536,493	6,005,126	(7.8%)
Network access service net (losses)/activations
Residential	(83,557)	(71,119)	(17.5%)
Business	(24,889)	(25,411)	2.1%
Total	(108,446)	(96,530)	(12.3%)
Internet
High Speed Internet net activations (losses)	1,931	12,393	(84.4%)
High Speed Internet subscribers EOP	2,117,174	2,104,192	0.6%
TV
Net subscriber activations	13,971	17,623	(20.7%)
Fibe TV	47,463	33,443	41.9%
Total subscribers EOP	2,169,954	2,111,675	2.8%
Fibe TV	295,761	119,847	n.m.

(A)	We have reclassified amounts for the prior period to make them consistent with the presentation for the current period.

BCE Supplementary Financial Information – First Quarter 2013 Page 6

Bell Wireline - Historical Trend

		Total
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 13	2012	Q4 12	Q3 12	Q2 12	Q1 12
Bell Wireline
Local & access	646	2,688	649	666	680	693
Long distance	184	801	191	192	206	212
Data	1,433	5,666	1,453	1,391	1,400	1,422
Equipment & other	164	750	237	178	163	172
Total external revenues	2,427	9,905	2,530	2,427	2,449	2,499
Inter-segment revenues	81	315	78	78	79	80
Total Bell Wireline operating revenues	2,508	10,220	2,608	2,505	2,528	2,579
Operating costs	(1,550)	(6,300)	(1,677)	(1,527)	(1,520)	(1,576)
EBITDA	958	3,920	931	978	1,008	1,003
EBITDA Margin	38.2%	38.4%	35.7%	39.0%	39.9%	38.9%
Capital expenditures	460	2,193	561	514	586	532
Capital Intensity	18.3%	21.5%	21.5%	20.5%	23.2%	20.6%
Local
Network access services (NAS)
Residential (A)	2,856,757	2,940,314	2,940,314	3,027,343	3,111,883	3,205,002
Business	2,679,736	2,704,625	2,704,625	2,741,266	2,766,006	2,800,124
Total	5,536,493	5,644,939	5,644,939	5,768,609	5,877,889	6,005,126
Network access service net (losses)/activations
Residential (A)	(83,557)	(335,807)	(87,029)	(84,540)	(93,119)	(71,119)
Business	(24,889)	(120,910)	(36,641)	(24,740)	(34,118)	(25,411)
Total	(108,446)	(456,717)	(123,670)	(109,280)	(127,237)	(96,530)
Internet
High Speed Internet net activations (losses)	1,931	32,288	7,143	13,416	(664)	12,393
High Speed Internet subscribers EOP (B)	2,117,174	2,115,243	2,115,243	2,108,100	2,103,528	2,104,192
TV
Net subscriber activations	13,971	69,445	19,218	15,846	16,758	17,623
Fibe TV	47,463	163,127	48,234	42,973	38,477	33,443
Total subscribers EOP (B)	2,169,954	2,155,983	2,155,983	2,136,765	2,128,433	2,111,675
Fibe TV	295,761	248,298	248,298	200,064	158,324	119,847

(A)	Residential NAS losses in Q2 2012 were increased by 7,692 lines following a review of customer account records.
(B)	At the beginning of Q3 2012, our high-speed Internet and TV subscriber base were reduced by 8,844 customers and 7,514 customers respectively, to adjust for customer deactivations.

BCE Supplementary Financial Information – First Quarter 2013 Page 7

Bell Wireless (1) (2)

	Q1	Q1
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2013	2012	% change
Bell Wireless
Revenue
Service	1,303	1,216	7.2%
Product	93	94	(1.1%)
Total external Bell Wireless revenues	1,396	1,310	6.6%
Inter-segment	13	16	(18.8%)
Total Bell Wireless operating revenues	1,409	1,326	6.3%
Operating costs	(824)	(802)	(2.7%)
EBITDA	585	524	11.6%
EBITDA margin (Total revenues)	41.5%	39.5%	2.0	pts
EBITDA margin (Service revenues)	44.9%	43.1%	1.8	pts

Capital expenditures	122	136	10.3%
Capital intensity	8.7%	10.3%	1.6	pts
Wireless gross activations	371,217	388,146	(4.4%)
Postpaid	295,136	293,572	0.5%
Wireless net activations	(8,957)	(21,327)	58.0%
Postpaid	59,497	62,576	(4.9%)
Wireless subscribers EOP	7,672,075	7,406,155	3.6%
Postpaid	6,484,542	6,037,742	7.4%
Average revenue per unit (ARPU)($/month) (6)	55.92	53.84	3.9%
Churn (%) (average per month) (7)	1.7%	1.8%	0.1	pts
Prepaid	3.8%	3.9%	0.1	pts
Postpaid	1.3%	1.4%	0.1	pts
Usage per subscriber (min/month)	298	285	4.6%
Cost of acquisition (COA) (8) ($/sub)	404	399	(1.3%)

BCE Supplementary Financial Information – First Quarter 2013 Page 8

Bell Wireless - Historical Trend

		Total
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 13	2012	Q4 12	Q3 12	Q2 12	Q1 12
Bell Wireless
Revenue
Service	1,303	5,086	1,311	1,307	1,252	1,216
Product	93	438	132	113	99	94
Total external Bell Wireless revenues	1,396	5,524	1,443	1,420	1,351	1,310
Inter-segment	13	62	15	14	17	16
Total Bell Wireless operating revenues	1,409	5,586	1,458	1,434	1,368	1,326
Operating costs	(824)	(3,471)	(979)	(881)	(809)	(802)
EBITDA	585	2,115	479	553	559	524
EBITDA margin (Total revenues)	41.5%	37.9%	32.9%	38.6%	40.9%	39.5%
EBITDA margin (Service revenues)	44.9%	41.6%	36.5%	42.3%	44.6%	43.1%

Capital expenditures	122	637	177	152	172	136
Capital intensity	8.7%	11.4%	12.1%	10.6%	12.6%	10.3%
Wireless gross activations	371,217	1,802,837	495,730	490,696	428,265	388,146
Postpaid	295,136	1,388,187	394,706	372,574	327,335	293,572
Wireless net activations	(8,957)	260,650	105,005	129,764	47,208	(21,327)
Postpaid	59,497	456,979	143,834	148,502	102,067	62,576
Wireless subscribers EOP	7,672,075	7,681,032	7,681,032	7,576,027	7,453,363	7,406,155
Postpaid (A)	6,484,542	6,425,045	6,425,045	6,281,211	6,139,809	6,037,742
Average revenue per unit (ARPU)($/month)	55.92	55.82	56.72	57.30	55.37	53.84
Churn (%)(average per month)	1.7%	1.7%	1.7%	1.6%	1.7%	1.8%
Prepaid	3.8%	3.6%	3.5%	3.3%	3.7%	3.9%
Postpaid	1.3%	1.3%	1.3%	1.2%	1.3%	1.4%
Usage per subscriber (min/month)	298	302	311	307	303	285
Cost of acquisition (COA)($/sub)	404	416	480	397	381	399

(A)	At the beginning of Q3 2012, our wireless postpaid subscriber base was reduced by 7,100 customers to adjust for customer deactivations.

BCE Supplementary Financial Information – First Quarter 2013 Page 9

BCE (1)
Net debt and other information (2)

BCE - Net debt and preferreds

At March 31, 2013		BCE
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
		Bell
	Bell	Aliant	BCE
Debt due within one year	2,479	652	3,131
Long-term debt	11,810	2,188	13,998
Preferred shares - BCE (A)	1,698	-	1,698
Cash and cash equivalents	(1,145)	(10)	(1,155)
Net debt	14,842	2,830	17,672

Bell - Net debt and preferreds
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
	March 31	Dec. 31
	2013	2012
Debt due within one year	2,479	1,681
Long-term debt	11,810	11,304
Preferred shares - BCE (A)	1,698	1,698
Cash and cash equivalents	(1,145)	(111)
Net Debt	14,842	14,572
Net Debt / Adjusted EBITDA (B)	2.18	2.15
Adjusted EBITDA (B) / Net interest, excluding interest on post-employment benefit obligations and including 50% of preferred dividends	8.71	8.82

Bell Media Inc. - Proportionate Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)		Total
	Q1 2013	2012	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Proportionate Net Debt	206	214	214	198	211	188
Proportionate EBITDA	78	462	146	124	128	64

Cash Flow Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1	Q1
	2013	2012	$ change	% change
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	826	1,009	(183)	(18.1%)
Capital expenditures	(594)	(680)	86	12.6%
Dividends paid on preferred shares	(26)	(33)	7	21.2%
Dividends/distributions paid by subsidiaries to non-controlling interest	(7)	(13)	6	46.2%
Voluntary defined benefit pension plan contribution	-	-	-	0.0%
Bell Aliant distributions to BCE	48	48	-	0.0%
FCF	247	331	(84)	(25.4%)

Cash Flow Information - Historical Trend
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1	Total	Q4	Q3	Q2	Q1
	2013	2012	2012	2012	2012	2012
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	826	4,621	645	1,373	1,594	1,009
Capital expenditures	(594)	(2,923)	(779)	(688)	(776)	(680)
Dividends paid on preferred shares	(26)	(133)	(39)	(27)	(34)	(33)
Dividends/distributions paid by subsidiaries to non-controlling interest	(7)	(78)	(20)	(20)	(25)	(13)
Voluntary defined benefit pension plan contribution	-	750	750	-	-	-
Bell Aliant distributions to BCE	48	191	48	48	47	48
FCF	247	2,428	605	686	806	331

(A)	Net debt includes 50% of preferred shares.
(B)	Adjusted EBITDA is defined as EBITDA including dividends / distributions from Bell Aliant to BCE and is based on trailing 12 months data.

BCE Supplementary Financial Information – First Quarter 2013 Page 10

BCE (1)
Consolidated Statements of Financial Position (2)

	March 31	December 31
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2013	2012
ASSETS
Current assets
Cash	116	119
Cash equivalents	1,039	10
Trade and other receivables	2,794	2,910
Current tax receivable	15	36
Inventory	390	392
Prepaid expenses	468	301
Other current assets	138	145
Total current assets	4,960	3,913
Non-current assets
Property, plant and equipment	19,951	20,007
Intangible assets	8,197	8,183
Deferred tax assets	285	244
Investments in associates and joint ventures	812	800
Other non-current assets	784	637
Goodwill	7,189	7,185
Total non-current assets	37,218	37,056
Total assets	42,178	40,969
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,576	3,916
Interest payable	146	128
Dividends payable	472	453
Current tax liabilities	170	113
Debt due within one year	3,131	2,136
Total current liabilities	7,495	6,746
Non-current liabilities
Long-term debt	13,998	13,886
Deferred tax liabilities	793	761
Post-employment benefit obligation	3,356	3,422
Other non-current liabilities	1,380	1,429
Total non-current liabilities	19,527	19,498
Total liabilities	27,022	26,244

EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,395	3,395
Common shares	13,629	13,611
Contributed surplus	2,581	2,557
Accumulated other comprehensive (loss) income	(4)	(6)
Deficit	(5,534)	(5,682)
Equity attributable to BCE shareholders	14,067	13,875
Non-controlling interest	1,089	850
Total equity	15,156	14,725
Total liabilities and equity	42,178	40,969
Number of common shares outstanding	775.9	775.4

BCE Supplementary Financial Information – First Quarter 2013 Page 11

BCE (1)
Consolidated Cash Flow Data (2)

	Q1	Q1
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2013	2012	$ change
Net earnings	672	631	41
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	33	19	14
Depreciation and amortization	838	827	11
Post-employment benefit plans cost	114	99	15
Net interest expense	220	207	13
Gains on investments	(2)	(8)	6
Income taxes	241	191	50
Contributions to post-employment benefit plans	(98)	(86)	(12)
Payments under other post-employment benefit plans	(18)	(18)	-
Severance and other costs paid	(49)	(98)	49
Acquisition costs paid	(10)	(25)	15
Interest paid	(196)	(180)	(16)
Income taxes paid (net of refunds)	(148)	(104)	(44)
Operating assets and liabilities	(557)	(253)	(304)
Cash flows from operating activities	1,040	1,202	(162)
Bell Aliant dividends/distributions paid to BCE	48	48	-
Capital expenditures	(722)	(817)	95
Cash dividends paid on preferred shares	(26)	(33)	7
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(73)	(79)	6
Acquisition costs paid	10	25	(15)
Bell Aliant Free Cash Flow	(30)	(15)	(15)
Free Cash Flow (3)	247	331	(84)
Bell Aliant free cash flow, excluding dividends/distributions paid	(18)	(33)	15
Business acquisitions	(5)	(2)	(3)
Acquisition costs paid	(10)	(25)	15
Increase in investments	-	(1)	1
Decrease in investments	2	8	(6)
Other investing activities	-	1	(1)
Increase in notes payable and bank advances	338	266	72
Reduction in securitized trade receivables	(14)	(12)	(2)
Issue of long-term debt	1,007	11	996
Repayment of long-term debt	(289)	(85)	(204)
Cash dividends paid on common shares	(440)	(403)	(37)
Issue of common shares	13	18	(5)
Repurchase of common shares	-	(107)	107
Issue of preferred shares	-	280	(280)
Issue of equity securities by subsidiaries to non-controlling interest	230	1	229
Other financing activities	(35)	(24)	(11)
	779	(107)	886
Net increase in cash and cash equivalents	1,026	224	802
Cash and cash equivalents at beginning of period	129	177	(48)
Cash and cash equivalents at end of period	1,155	401	754

Other information
Cash flow per share (9)	$0.41	$0.50	$(0.09)
Annualized cash flow yield (10)	6.4%	7.6%	(1.2	) pts

BCE Supplementary Financial Information – First Quarter 2013 Page 12

BCE
Consolidated Cash Flow Data - Historical Trend

		Total
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 13	2012	Q4 12	Q3 12	Q2 12	Q1 12
Net earnings	672	2,876	765	644	836	631
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	33	133	69	25	20	19
Depreciation and amortization	838	3,392	868	853	844	827
Post-employment benefit plans cost	114	356	92	70	95	99
Net interest expense	220	858	222	223	206	207
Gains on investments	(2)	(256)	(249)	1	-	(8)
Income taxes	241	760	181	231	157	191
Contributions to post-employment benefit plans	(98)	(1,192)	(936)	(81)	(89)	(86)
Payments under other post-employment benefit plans	(18)	(73)	(19)	(18)	(18)	(18)
Severance and other costs paid	(49)	(231)	(41)	(43)	(49)	(98)
Acquisition costs paid	(10)	(101)	(5)	(39)	(32)	(25)
Interest paid	(196)	(835)	(236)	(222)	(197)	(180)
Income taxes paid (net of refunds)	(148)	(280)	(91)	(38)	(47)	(104)
Operating assets and liabilities	(557)	153	243	(15)	178	(253)
Cash flows from operating activities	1,040	5,560	863	1,591	1,904	1,202
Bell Aliant dividends/distributions paid to BCE	48	191	48	48	47	48
Capital expenditures	(722)	(3,515)	(914)	(832)	(952)	(817)
Cash dividends paid on preferred shares	(26)	(133)	(39)	(27)	(34)	(33)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(73)	(340)	(85)	(85)	(91)	(79)
Acquisition costs paid	10	101	5	39	32	25
Voluntary defined benefit pension plan contribution	-	750	750	-	-	-
Bell Aliant Free Cash Flow	(30)	(186)	(23)	(48)	(100)	(15)
Free Cash Flow	247	2,428	605	686	806	331
Bell Aliant free cash flow, excluding dividends/distributions paid	(18)	(5)	(25)	-	53	(33)
Business acquisitions	(5)	(13)	(8)	(3)	-	(2)
Acquisition costs paid	(10)	(101)	(5)	(39)	(32)	(25)
Voluntary defined benefit pension plan contribution	-	(750)	(750)	-	-	-
Increase in investments	-	(593)	(192)	(399)	(1)	(1)
Decrease in investments	2	10	1	-	1	8
Other investing activities	-	10	4	1	4	1
Increase (decrease) in notes payable and bank advances	338	377	483	15	(387)	266
(Reduction) increase in securitized trade receivables	(14)	(15)	-	10	(13)	(12)
Issue of long-term debt	1,007	1,055	22	11	1,011	11
Repayment of long-term debt	(289)	(946)	(112)	(116)	(633)	(85)
Cash dividends paid on common shares	(440)	(1,683)	(440)	(420)	(420)	(403)
Issue of common shares	13	39	9	4	8	18
Repurchase of common shares	-	(107)	-	-	-	(107)
Issue of preferred shares	-	280	-	-	-	280
Issue of equity securities by subsidiaries to non-controlling interest	230	11	-	9	1	1
Other financing activities	(35)	(45)	(14)	(1)	(6)	(24)
	779	(2,476)	(1,027)	(928)	(414)	(107)
Net increase (decrease) in cash and cash equivalents	1,026	(48)	(422)	(242)	392	224
Cash and cash equivalents at beginning of period	129	177	551	793	401	177
Cash and cash equivalents at end of period	1,155	129	129	551	793	401

Other information
Cash flow per share	$0.41	$2.64	$(0.07)	$0.98	$1.23	$0.50
Annualized cash flow yield	6.4%	7.3%	7.3%	7.1%	8.3%	7.6%

BCE Supplementary Financial Information – First Quarter 2013 Page 13

Accompanying Notes

(1)

Throughout this report, BCE means BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries, joint ventures and associates.

(2)

On January 1, 2013, we adopted the required amendments for IAS 19 – Employee Benefits and IFRS 11 – Joint Arrangements. As a result, we have reclassified some of the figures for the comparative period to make them consistent with the current period’s presentation. For further details see note 2 of the Q1 2013 financial statements.

(3)

Non-GAAP Financial Measures

EBITDA

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost). We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, it may be reconciled to net earnings as shown in this document.

Adjusted net earnings and Adjusted earnings per share (EPS)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies.

Starting in 2013, our definition of Adjusted net earnings has been modified to exclude premiums on early redemption of debt to align with the reporting practices of our peers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

BCE Supplementary Financial Information – First Quarter 2013 Page 14

Accompanying Notes

Free Cash Flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.

Starting in 2013, our definition of free cash flow has been modified to exclude voluntary pension funding because it is a discretionary use of excess cash.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

The most comparable IFRS financial measure is cash flows from operating activities.

(4)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(5)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(6)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.
(7)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(8)

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware discounts, marketing and distribution costs.

(9)	Cash flow per share is calculated as follows: Cash flow from operating activities less capital expenditures Average number of common shares outstanding
(10)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Supplementary Financial Information – First Quarter 2013 Page 15